UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EASTERN INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

276534104

(CUSIP Number)

Paul R. Burke

Northaven Management, Inc.

375 Park Avenue

Suite 2709

New York, New York 10152

(212) 798-0304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

371,543
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

371,543

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,543
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners II, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

99,522
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

99,522

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,522
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners III, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

513,270
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

513,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Offshore, Ltd. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

30,870
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

30,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Associates, LLC. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Management, Inc. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Paul R. Burke IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 276534104	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Richard Brown IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northhaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke, and Richard Brown (together with the Northaven Entities, the “Reporting Persons”), relating to the common stock, no par value per share, of Eastern Insurance Holdings, Inc. (the “Issuer” or the “Company”), a Pennsylvania business corporation, and supplements and amends the Statement on Schedule 13D originally filed by the Northaven Entities on June 21, 2006.

Item 2. Identity and Background

The disclosure in Item 2 is hereby amended and restated to read in its entirety as follows:

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization/Citizenship
Northaven Partners, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Company	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	General Partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northaven Partners III, L.P.	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Advisor	New York

Paul R. Burke	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

Richard Brown	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended and supplemented by adding the following:

On August 15, 2006, Northaven Partners II, L.P. sold 145,000 shares of Company common stock to Northaven Partners, L.P. for $12.80 per share and 21,000 shares of Company common stock to Northaven Offshore, Ltd. for $12.80 per share. Northaven Partners, L.P. and Northaven Offshore, Ltd. each used working capital to purchase the shares.

Item 4. Purpose of Transaction

The disclosure in Item 4 is hereby supplemented by adding the following:

The Reporting Persons acquired the shares of the Company’s common stock as an investment in the regular course of their business and intend to re-examine their investment from time to time, and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, they may from time to time acquire or dispose of the Company’s common stock in open market or privately negotiated transactions.

Paul R. Burke, who is a member of Northaven Associates, LLC, the general partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northhaven Partners III, L.P., serves as a non-employee director of the Company.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)

(i) Northaven Partners, L.P. beneficially owns 371,543 shares, representing 3.3% of the 11,350,472 outstanding shares of the Issuer’s common stock as of August 15, 2006. Northaven Partners, L.P. does not have sole voting power over any of its shares. Northaven Partners, L.P. has shared voting power over 371,543 of its shares. Northaven Partners, L.P. does not have sole dispositive power over any of its shares. Northaven Partners, L.P. has shared dispositive power over 371,543 of its shares.

(ii) Northaven Partners II, L.P. beneficially owns 99,522 shares, representing 0.9% of the 11,350,472 outstanding shares of the Issuer’s common stock as of August 15, 2006. Northaven Partners II, L.P. does not have sole voting power over any of its shares. Northaven Partners II, L.P. has shared voting power over 99,522 of its shares. Northaven Partners II, L.P. does not have sole dispositive power over any of its shares. Northaven Partners II, L.P. has shared dispositive power over 99,522 of its shares.

(iii) Northaven Partners III, L.P. beneficially owns 513,270 shares, representing 4.5% of the 11,350,472 outstanding shares of the Issuer’s common stock as of August 15, 2006. Northaven Partners III, L.P. does not have sole voting power over any of its shares. Northaven Partners III, L.P. has shared voting power over 513,270 of its shares. Northaven Partners III, L.P. does not have sole dispositive power over any of its shares. Northaven Partners III, L.P. has shared dispositive power over 513,270 of its shares.

(iv) Northaven Offshore, Ltd. beneficially owns 30,870 shares, representing 0.3% of the 11,350,472 outstanding shares of the Issuer’s common stock as of August 15, 2006. Northaven Offshore, Ltd. does not have sole voting power over any of its shares. Northaven Offshore, Ltd. has shared voting power over 30,870 of its shares. Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares. Northaven Offshore, Ltd. has shared dispositive power over 30,870 of its shares.

(v) Northaven Associates, LLC. beneficially owns 1,015,205 shares, representing 8.9 % of the 11,350,472 outstanding shares of the Issuer’s common stock as of August 15, 2006. Northaven Associates, LLC. does not have sole voting power over any of its shares. Northaven Associates, LLC. has shared voting power over 1,015,205 of its shares. Northaven Associates, LLC. does not have sole dispositive power over any of its shares. Northaven Associates, LLC. has shared dispositive power over 1,015,205 of its shares.

(vi) Northaven Management, Inc. beneficially owns 1,015,205 shares, representing 8.9% of the 11,350,472 outstanding shares of the Issuer’s common stock as of August 15, 2006. Northaven Management, Inc. does not have sole voting power over any of its shares. Northaven Management, Inc. has shared voting power over 1,015,205 of its shares. Northaven Management, Inc. does not have sole dispositive power over any of its shares. Northaven Management, Inc. has shared dispositive power over 1,015,205 of its shares.

(vii) Paul R. Burke and Richard Brown, as members of Northaven Associates, LLC, may each be deemed to beneficially own 1,015,205 shares, representing 8.9% of the 11,350,472 outstanding shares of the Issuer’s common stock as of August 15, 2006. Paul R. Burke and Richard Brown do not have sole voting power over any of the shares. Paul R. Burke and Richard Brown have shared voting power over 1,105,205 of the shares. Paul R. Burke and Richard Brown do not have sole dispositive power over any of the shares. Paul R. Burke and Richard Brown have shared dispositive power over 1,105,205 of the shares.

(c) Other than (x) the issuance of the Issuer’s common stock to the Reporting Persons and the purchase of the common stock by the Reporting Persons on June 16, 2006, which were reported in the Schedule 13D filed by the Northaven Entities on June 21, 2006, and (y) the sale of shares of common stock of the Issuer by Northaven Partners II, L.P. to Northaven Partners, L.P. and to Northaven Offshore, Ltd. on August 15, 2006 as described in Item 3, none of the Reporting Persons have effected any transactions in the Issuer’s common stock within the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Persons as described in Items 5(a) and 5(b).

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 99.2: Joint Filing Agreement, dated August 22, 2006, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke and Richard Brown.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2006

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner

	By:	/s/ Paul R. Burke	By:	/s/ Paul R. Burke
	Name:	Paul R. Burke	Name:	Paul R. Burke
	Title:	Member	Title:	Director

NORTHAVEN PARTNERS II, L.P.			NORTHAVEN ASSOCIATES, LLC

By:	Northaven Associates, LLC,
as General Partner

	By:	/s/ Paul R. Burke	By:	/s/ Paul R. Burke
	Name:	Paul R. Burke	Name:	Paul R. Burke
	Title:	Member	Title:	Member

NORTHAVEN PARTNERS III, L.P.			NORTHAVEN MANAGEMENT, INC.

By:	Northaven Associates, LLC,
as General Partner

	By:	/s/ Paul R. Burke	By:	/s/ Paul R. Burke
	Name:	Paul R. Burke	Name:	Paul R. Burke
	Title:	Member	Title:	Vice President

	/s/ Richard Brown		/s/ Paul R. Burke
	Richard Brown		Paul R. Burke

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.2	Joint Filing Agreement, dated August 22, 2006, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke and Richard Brown